Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, FEBRUARY 18 2016

MOKO appoints Shripal Shah interim CEO. Former CEO Ian Rodwell to serve as a strategic advisor to the Strategic Partnerships and M&A Board Sub-Committee

MOKO Social Media (NASDAQ: MOKO and ASX: MKB) (the “Company”) today announces the final phase in its transformation from a digital and social media content creator to a developer of mobile products targeted exclusively at the U.S. high school and college student market.

As a result of this transition, Mr Ian Rodwell will be stepping down from his position as Chief Executive Officer and will serve as a strategic advisor to the Strategic Partnerships and M&A Board Sub-Committee. In addition, Mr Rodwell will also resign as a Director of the Company effective today. Mr Shripal Shah, who previously served as MOKO’s Chief Operating Officer, will serve as the Company’s interim CEO.

“Mr Rodwell was the founder of MOKO and the architect of the REC*IT platform. We are grateful for the dedication, leadership and vision Ian provided to MOKO over the past decade, and we are glad to have him serve as an advisor to the Strategic Partnerships and M&A Board Sub-Committee going forward. Based on his extensive experience in sports product and marketing, the Board believes Shripal Shah is the right candidate to strategically transition the MOKO portfolio to the student sports market.” said Mr Greg McCann, MOKO’s Chairman.

Prior to serving as MOKO’s COO, Mr Shah served as Senior Vice President and Chief Strategy Officer of the Washington Redskins and Senior Vice President and Chief Digital Strategist for Catalyst Public Relations (acquired by IMG in 2013) where he was the architect of award-winning digital marketing programs, including a “Best Cause Related Marketing Campaign of the Year” at the 2012 SABRE Awards for a campaign designed and executed on behalf of the Dick’s Sporting Goods Foundation.

Mr Shah is an industry leader in sports marketing, social media, and digital trends with over 17 years experience in digital strategy, development, and execution. He has served as a presenter at key industry conferences such as SXSW, Ad Age, and Social Media Week among many others.

In his role as COO, Mr Shah oversaw the reaching and passing of the "half a million users" milestone for MOKO’s flagship REC*IT app and the product’s redesign, which earned a designation as Gold Winner in the Best Sports App category of the 2015 Fall Best Mobile App Awards, and a Silver Award in the Lifestyle category of the 2015 USA App Design Awards. Shah expressed his

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi enthusiasm about the company’s recent success to shareholders earlier in the day when he said “I’m excited about the current momentum with REC*IT and the material increases across all major engagement metrics for all MOKO products. I am confident of the potential of our platforms to serve as a valuable channel for brands to connect with college consumers. We are easily the dominant player in the US college intramural sports and fitness and high school athletics sectors, and I look forward to further building our business around this.”

For more information contact:

Emma Waldon

Company Secretary

Emma.waldon@mokosocialmedia.com

Cell +61 417 800 529

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading U.S. college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the U.S. grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,125 U.S. colleges, representing approximately 50% of the U.S. college population, and to over 4,400 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.